Exhibit 99.4

EXECUTION VERSION

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made and entered into as of March 26, 2024, by and between BJ’s Restaurants, Inc. (the “Company”), on the one hand, and PW Partners, LLC (collectively with its Affiliates, “PW Partners”), on the other hand. The Company and PW Partners are each herein referred to as a “party” and collectively, the “parties.” Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Section 16 below.

WHEREAS, on March 6, 2024, PW Partners filed a Schedule 13D with the SEC disclosing its prior nomination of director candidates to stand for election at the Company’s 2024 annual meeting of shareholders and its intent to engage in discussions with the Board of Directors (the “Board”) and management of the Company regarding the composition of the Board and opportunities to enhance shareholder value;

WHEREAS, the Company and PW Partners have determined to come to an agreement with respect to the matters set forth herein; and

WHEREAS, in connection with the execution of this Agreement, the Company has agreed to withdraw its nominations of Jeffery Crivello and Patrick Walsh to the Board at the 2024 annual meeting of shareholders and its shareholder proposal submitted to the Company in connection therewith.

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.             Withdrawal of Notice. Effective upon the execution of this Agreement, PW Partners irrevocably withdraws the notice, dated February 28, 2024, of its intent to nominate director candidates and bring a shareholder proposal at the 2024 annual meeting of shareholders.

2.             Services; Access; Compensation.

(a)            Upon the execution of this Agreement, the Company shall have engaged PW Partners to provide recommendations regarding cost reduction and efficiencies to the Company and the Board, from the date of this Agreement until the Termination Date, and in accordance with the terms set forth in this Agreement.

(b)            PW Partners agrees that PW Partners and any of its Representatives who perform services for the Company pursuant to the terms set forth herein shall be subject to and abide by the confidentiality, non-disclosure and inventions agreement that is mutually acceptable to both parties and entered into and executed concurrently with the parties’ execution of this Agreement (the “Confidentiality Agreement”).

(c)            The Company hereby agrees, until the Termination Date, to provide PW Partners access to the Company’s restaurants and, as necessary, other properties of the Company, to (i) examine records and other documentation reasonably necessary for PW Partners to analyze the Company’s cost structure and make recommendations with respect thereto, and (ii) discuss potential cost reduction strategies with executive officers of the Company (and their delegates, including for the avoidance of doubt, executives in charge of major departments of the Company) reasonably related to such purpose; provided, that in each case, such access (x) shall be afforded upon reasonable request and with the consent of the Chief Executive Officer or Chief Financial Officer of the Company, not to be unreasonably withheld, following reasonable notice, during non-peak business hours on a date mutually agreed upon between PW Partners and the Company, and subject to other reasonable terms as may be agreed between the parties, and (y) shall not interfere with the normal business operations of the Company.

(d)            Until the Termination Date, the Company further hereby agrees, upon written request from PW Partners, to provide PW Partners, with the Company’s consent, not to be unreasonably withheld, with copies (electronic, if available) of reports, summaries, logs or other information reasonably requested by PW Partners and necessary for PW Partners to obtain in order to effectively provide the recommendations regarding cost reduction and efficiencies contemplated by this Agreement.

(e)            The parties acknowledge and agree that their intention is for PW Partners to meet with and deliver its recommendations regarding cost reduction and efficiencies to the Company’s Chief Executive Officer, the Chief Financial Officer and any other member of the Company’s executive management team designated by the Board or management whose duties and obligations reasonably relate to the subject matter comprising PW Partners’ recommendations. The Company shall consider in good faith, but be under no obligations to implement, such recommendations.

(f)             The Company agrees that PW Partners shall have the right for one of its Representatives to meet with and make a presentation to the Shareholder Value Initiatives Committee of the Board during a meeting of such committee prior to the Termination Date.

(g)            In consideration of the services provided by PW Partners to provide recommendations regarding cost reduction and efficiencies, through its Representative Patrick Walsh, upon execution of this Agreement, the Company shall grant Patrick Walsh an award in the form of restricted stock units (the “RSUs”), which shall vest and be paid upon the earlier to occur of (i) the Termination Date, and (ii) a “Change of Control” (as defined in the Company’s Amended and Restated Equity and Incentive Plan, as amended by the Board on June 14, 2022 (the “Plan”)), provided, that PW Partners has provided recommendations regarding cost reduction and efficiencies and has not materially breached this Agreement. The total number of awarded RSUs will be equal to $175,000 divided by the closing price of the Common Stock on the execution date of this Agreement.

3.             Voting Commitment. Until the Termination Date, PW Partners shall, and shall cause its Representatives to, (a) appear in person or by proxy at each Shareholder Meeting and (b) vote, or deliver consents or consent revocations with respect to, all shares of Common Stock beneficially owned by PW Partners in accordance with the Board’s recommendations with respect to all proposals submitted to shareholders at such Shareholder Meeting, in each case as the Board’s recommendation is set forth in the definitive proxy statement, consent solicitation statement, or revocation solicitation statement filed by the Company in respect of such Shareholder Meeting. Notwithstanding the foregoing, (i) in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) issue voting recommendations that differ from the Board’s recommendation with respect to any proposals (other than a proposal with respect to director elections or removal), PW Partners shall be permitted to vote, or deliver consents or consent revocations with respect to any shares beneficially owned by PW Partners in accordance with such ISS or Glass Lewis recommendation and (ii) PW Partners shall be permitted to vote in its sole discretion on any proposal with respect to any Extraordinary Transaction. PW Partners shall use commercially reasonable efforts (including by calling back loaned out shares) to ensure that PW Partners has voting power for each share beneficially owned by it on the record date for each Shareholder Meeting.

4.             Standstill. Prior to the Termination Date, except as otherwise provided in this Agreement, without the prior written consent of the Board, PW Partners shall not, and shall cause its Affiliates not to, directly or indirectly:

(a)            acquire, offer or seek to acquire, agree to acquire, or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis or pursuant to an Extraordinary Transaction approved by the Board), whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company (other than through any index fund, exchange traded fund, benchmark fund or broad-based basket of securities) or any voting rights decoupled from the underlying voting securities that would result in PW Partners and its Affiliates having beneficial ownership of, in the aggregate, more than nine and nine-tenths percent (9.9%) of the shares of Common Stock outstanding at such time, or otherwise having economic exposure equal to, in the aggregate, more than nine and nine-tenths percent (9.9%) of the shares of Common Stock outstanding at such time (collectively, the “Maximum Ownership Cap”);

(b)            sell, assign, or otherwise transfer or dispose of shares of Common Stock, or any rights decoupled from such shares, beneficially owned by them, other than in open market sale transactions where the identity of the purchaser is not known or in underwritten widely-dispersed public offerings, to any Third Party that, to PW Partners’ knowledge (after reasonable due inquiry in connection with a private, non-open market transaction), would result in such Third Party, together with its Affiliates and Associates, beneficially owning, in the aggregate, more than four and nine-tenths percent (4.9%) of the shares of Common Stock outstanding at such time or would increase the beneficial ownership of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest of, in the aggregate, more than four and nine-tenths percent (4.9%) of the shares of Common Stock outstanding at such time;

(c)            (i) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Shareholder Meeting at which the Company’s directors are to be elected; (ii) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any shareholder proposal for consideration at, or other business brought before, any Shareholder Meeting; or (v) knowingly initiate, encourage or participate in any “withhold” or similar campaign with respect to any proposal for consideration at, or other business brought before, any Shareholder Meeting; or (vi) call or seek to call, or request the call of, or initiate a consent solicitation or consent revocation solicitation with respect to, alone or in concert with others, any Shareholder Meeting, whether or not such a Shareholder Meeting is permitted by the Company’s Amended and Restated Articles of Incorporation (as may be amended from time to time, the “Charter”) or the Amended and Restated Bylaws (as may be amended from time to time, the “Bylaws”), including any “town hall” meeting;

(d)            form, join or in any way participate in or with any group or agreement of any kind with respect to any voting securities of the Company, other than any such group or agreement that is with an Affiliate of PW Partners and such Affiliate agrees to be bound by the terms and conditions of this Agreement as if it were a party hereto and such group or agreement would not result in PW Partners exceeding the Maximum Ownership Cap;

(e)            deposit any voting securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement, or agreement that is with an Affiliate of PW Partners and such Affiliate agrees to be bound by the terms and conditions of this Agreement as if it were a party hereto and such voting trust, arrangement, or agreement would not result in PW Partners exceeding the Maximum Ownership Cap;

(f)             seek publicly, alone or in concert with others, to amend any provision of the Charter, the Bylaws, or committee charters, corporate governance principles, or any similar governance-related policies or documents of the Company;

(g)            demand an inspection of the Company’s books and records;

(h)            (i) make any public proposal with respect to or (ii) make any public statement or otherwise knowingly seek to encourage, advise or assist any person to make a public proposal or public statement with respect to: (A) any change in the composition, number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization, dividend policy, or share repurchase programs or practices of the Company, (C) any other change in the Company’s management, governance, corporate structure or policies, (D) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (E) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (as defined below);

(i)             offer or propose to effect any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer or exchange offer, merger, acquisition, share exchange or other business combination, or Extraordinary Transaction, involving the Company and any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses, in each case of clauses (i)-(iii) which would reasonably be expected to require public announcement or disclosure of such offer or proposal;

(j)             enter into any negotiations, agreements, or understandings with any Third Party, or knowingly advise, assist, encourage or seek to persuade any Third Party to, take any action that is prohibited under this Section 4;

(k)            publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify, or waive any provision of this Agreement; or

(l)             take any action challenging the validity or enforceability of this Section 4 or this Agreement unless the Company is challenging the validity or enforceability of this Agreement.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement, including the restrictions in this Section 4, shall prohibit or restrict PW Partners from (i) making any true and correct statement to the extent required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over PW Partners so long as such request did not arise as a result of any action by PW Partners; (ii) communicating privately with any director or executive officer of the Company, or members of the investor relations team made available for communications involving broad-based groups of investors (including through participation in investor meetings and/or conferences), on any matter so long as such communications would not reasonably be expected to require public disclosure obligations for any party; (iii) tendering shares, receiving payment for shares or otherwise participating in any transaction approved by the Board on the same basis as the other shareholders of the Company; or (iv) making or sending private communications to investors or prospective investors in PW Partners, provided, that such statements or communications (1) are based on publicly available information; (2) are not reasonably expected to be publicly disclosed and are understood by all parties to be confidential communications; and (3) are not intended to be circumventing the restrictions in Section 4 and 5 hereof.

5.             Mutual Non-Disparagement. Until the Termination Date, without the prior written consent of the other party, neither party shall, nor shall it permit any of its Representatives to, make any public statement, including by filing or furnishing any document to the SEC, or by press release or other public statement to a member of the press or media, in a manner that criticizes, disparages or otherwise reflects detrimentally on the other party, its subsidiaries, its business, or its current or former directors (in their capacity as such), officers, or employees. A statement or announcement shall only be deemed to be made by the Company if made by a member of the Board or senior management team or other designated representative of the Company, in each case authorized to make such statement or announcement on behalf of the Company. A statement or announcement shall only be deemed to be made by PW Partners if made by a manager, director, general partner, member of the senior management team or other designated representative of PW Partners, in each case authorized to make such statement or announcement on behalf of PW Partners. The restrictions in this Section 5 shall not (a) apply to (i) any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case to the extent required, (ii) any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, or (iii) any private communications between or among the parties and their respective Representatives; (b) prohibit either party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder; or (c) prohibit any private communications among the principals, officers, managers, and employees of PW Partners.

6.             No Litigation. Prior to the Termination Date, each party hereby covenants and agrees that it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue, or knowingly assist any other person to threaten or initiate any lawsuit, claim, or proceeding before any court (each, a “Legal Proceeding”) against the other party or any of its Representatives based on information known or unknown as of the date of this Agreement, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement, (b) counterclaims with respect to any proceeding initiated by or on behalf of one party or its Affiliates against the other party or its Affiliates or (c) any Legal Proceeding with respect to claims of fraud in connection with, arising out of or related to this Agreement; provided, however, that the foregoing shall not prevent any party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of, or at the suggestion of such party or any of its Representatives; provided, further, that in the event any party or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to the other party (except where such notice would be legally prohibited or not practicable). Each party represents and warrants that neither it nor any assignee has filed any Legal Proceeding against the other party.

7.             Public Statements; SEC Filings.

(a)            Not later than March 28, 2024, the Company shall issue a mutually agreeable press release (the “Press Release”) announcing this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor PW Partners shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party.

(b)            Not later than March 28, 2024, the Company shall file with the SEC a Current Report on Form 8-K setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the “Form 8-K”). The Company shall provide PW Partners and its Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to it being filed with the SEC and consider in good faith any comments of PW Partners and its Representatives.

(c)            Within two (2) Business Days following the date of this Agreement, PW Partners shall file with the SEC an amendment to its Schedule 13D setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. PW Partners shall provide the Company and its Representatives with a reasonable opportunity to review and comment on the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

(d)            Prior to the Termination Date, neither party shall issue any press release or other public statement (including in any filing under the Exchange Act) about the subject matter of this Agreement that is inconsistent with or contrary to the Press Release, the Form 8-K and the Schedule 13D Amendment, except as required by law, Legal Requirement or applicable stock exchange listing rules or with the prior written consent of the other party and otherwise in accordance with this Agreement.

8.             Securities Laws. PW Partners acknowledges that it is aware, and shall advise each of its Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

9.             Affiliates and Associates. Each party shall instruct its Affiliates and Associates to comply with the terms of this Agreement applicable to such persons, and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. A breach of this Agreement by an Affiliate or Associate of a party, if such Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a party to this Agreement. For the purposes of this Agreement, Jeffery Crivello shall be considered an Affiliate of PW Partners.

10.           Representations and Warranties.

(a)            PW Partners represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. PW Partners represents that (i) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of it as currently in effect and (ii) the execution, delivery and performance of this Agreement by it does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. PW Partners represents and warrants that, as of the date of this Agreement, PW Partners beneficially owns 1,122,209 shares of Common Stock and has voting authority over all such shares.

(b)           The Company hereby represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles. The Company represents and warrants that (i) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect and (ii) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

11.           Termination.

(a)            Unless otherwise mutually agreed to in writing by each party, this Agreement shall remain in effect until the date that is six (6) months after the execution of this Agreement (the “Termination Date”).

(b)            Notwithstanding anything to the contrary in this Agreement:

(i)             the obligations of PW Partners pursuant to Sections 4 (Standstill), 5 (Mutual Non-Disparagement) and 7 (Public Statement; SEC Filings) shall terminate in the event that the Company materially breaches its obligations pursuant to 5 (Mutual Non-Disparagement) or 7 (Public Statement; SEC Filings) and such breach (if capable of being cured) has not been cured within fifteen (15) days following written notice of such breach; provided, however, that any termination in respect of a breach of Section 5 (Mutual Non-Disparagement) shall require a determination of a court of competent jurisdiction that the Company has materially breached Section 5 (Mutual Non-Disparagement); and

(ii)              the obligations of the Company pursuant to Sections 5 (Mutual Non-Disparagement) and 7 (Public Statement; SEC Filings) shall terminate in the event that PW Partners materially breaches its obligations in Sections 4 (Standstill), 5 (Mutual Non-Disparagement) and 7 (Public Statement; SEC Filings) and such breach (if capable of being cured) has not been cured within fifteen (15) days following written notice of such breach; provided, however, that any termination in respect of a breach of Section 5 (Mutual Non-Disparagement) shall require a determination of a court of competent jurisdiction that PW Partners has materially breached Section 5 (Mutual Non-Disparagement).

(c)           If this Agreement is terminated in accordance with this Section 11, this Agreement shall forthwith become null and void, but no termination shall relieve either party from liability for any breach of this Agreement prior to such termination. Notwithstanding the foregoing, Sections 13 (Notices), 14 (Governing Law; Jurisdiction; Jury Waiver), 15 (Specific Performance) and 17 (Miscellaneous) shall survive the termination of this Agreement.

12.           Expenses. The Company shall reimburse PW Partners for documented out-of-pocket costs, fees and expenses (including attorneys’ fees and other legal expenses) incurred by PW Partners in connection with its engagement with the Company, the negotiation and execution of this Agreement and related matters (including PW Partners’ preparation and submission of its nomination notice); provided, however, that such reimbursement shall not exceed $75,000 in the aggregate.

13.           Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending, if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one (1) Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	with mandatory copies (which shall not constitute notice) to:

BJ’s Restaurants, Inc.	Sidley Austin LLP
7755 Center Avenue, Suite 300	787 Seventh Avenue
Huntington Beach, California 92647	New York, NY 10019
Attn: Kendra D. Miller, Executive Vice President,	Attn:	Kai H. Liekefett
General Counsel and Corporate Secretary		Leonard Wood
Email: kmiller@bjsrestaurants.com	Email:	kliekefett@sidley.com
lwood@sidley.com

If to PW Partners:	with mandatory copies (which shall not constitute notice) to:

PW Partners, LLC	Cadwalader, Wickersham & Taft LLP
c/o PW Partners Capital Management LLC
4300 S US-1	200 Liberty Street
Jupiter, Florida 33477	New York, NY 10281
Attn: Patrick Walsh	Attn:	Stephen Fraidin Gregory P. Patti, Jr.
Email: pwalsh@pwpartnersllc.com	Email:	Stephen.Fraidin@cwt.com
Greg.Patti@cwt.com

14.           Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles. The parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if the Court of Chancery does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court. Each party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding, and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each party consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either its registered agent in the State of Delaware or the Secretary of State of the State of Delaware, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 13. Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

15.           Specific Performance. Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first-mentioned party or its Representatives and that monetary remedies would be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief, without the necessity of posting a bond or other security, if the other party or any of its Representatives breaches or threatens to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching party. If a party institutes any legal suit, action or proceeding against the other party to enforce or interpret this Agreement (or obtain any other remedy regarding any breach of this Agreement) or arising out of or relating to this Agreement, including contract, equity, tort, fraud and statutory claims, the prevailing party in the suit, action or proceeding shall be entitled to receive, and the non-prevailing party shall pay, in addition to all other remedies to which the prevailing party may be entitled, the costs and expenses incurred by the prevailing party in conducting the suit, action or proceeding, including reasonable attorney’s fees and expenses, even if not recoverable by law.

16.           Certain Definitions and Interpretations. As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include persons or entities that after the date hereof become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or PW Partners, as applicable; provided, further, that PW Partners shall not be an Affiliate or Associate of the Company, and the Company shall not be an Affiliate or Associate of PW Partners; provided, further, that with respect to PW Partners, the term Affiliate shall not include any portfolio company of PW Partners; (b) the terms “beneficial ownership,” “group,” “person,” “proxy” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; provided, that the meaning of “solicitation” shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2(b)(2) under the Exchange Act; (c) the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of California are authorized or obligated to be closed by applicable law; (d) the term “Common Stock” means the common stock, no par value per share, of the Company; (e) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (f) the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale of all or substantially all of the Company’s assets, recapitalization, restructuring, or other similar corporate transaction involving the Company and a third party, in each case, that results in a Change of Control of the Company (as defined in the Plan); (g) the term “Representatives” means (i) a person’s Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives, in each case, only to the extent such persons are acting in a capacity on behalf of, in concert with, or at the direction of such person or its Affiliates or Associates; (h) the term “SEC” means the U.S. Securities and Exchange Commission; (i) the term “Shareholder Meeting” means each annual or special meeting of shareholders of the Company, or any action by written consent of the Company’s shareholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof; and (j) the term “Third Party” refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to either party. In this Agreement, unless a clear contrary intention appears, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

17.           Miscellaneous.

(a)           This Agreement, the Confidentiality Agreement, and the restricted stock unit agreement by and between the Company and Patrick Walsh, including all exhibits to and any certificates made in connection with such agreements, contain the entire agreement between the parties and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. If any provision(s) of this Agreement contradicts any provisions of the Confidentiality Agreement or such restricted stock unit agreement, the provision(s) of this Agreement shall control.

(b)           This Agreement is solely for the benefit of the parties and is not enforceable by any other persons.

(c)           This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party.

(d)           Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

(e)            If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants, and restrictions without including any of such which may be hereafter declared invalid, void, or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant, or restriction for any of such that is held invalid, void, or unenforceable by a court of competent jurisdiction.

(f)            Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

(g)           This Agreement may be executed in one (1) or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h)           Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel.

(i)             The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY:
BJ’S RESTAURANTS, INC.

By:
Name: Gerald W. Deitchle
Title: Chairman of the Board

PW PARTNERS:
PW PARTNERS, LLC

By:
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Signature Page to Cooperation Agreement

Exhibit A

Form of Press Release

[See Attached.]

BJ’s Restaurants, Inc. Engages PW Partners to Provide Cost Structure Recommendations

PW Partners to Provide Recommendations and Withdraw its Board Nomination Notice Pursuant to Cooperation Agreement with the Company

HUNTINGTON BEACH, Calif., Mar. [●], 2024 (GLOBE NEWSWIRE) -- BJ’s Restaurants, Inc. (“BJ’s” or the “Company”) (Nasdaq: BJRI) today announced that it has engaged PW Partners, LLC (“PW Partners”) to provide recommendations regarding cost structure and efficiencies to the Company and its board of directors (the “Board”). In conjunction with PW Partners’ engagement, the Company entered into a cooperation agreement (the “Cooperation Agreement”) with PW Partners, a beneficial owner of more than 5% of the Company’s common stock. Pursuant to the Cooperation Agreement, PW Partners agreed to withdraw a slate of director nominees that it had previously submitted for election to the Board at the Company’s 2024 annual meeting of shareholders.

PW Partners is an investment management and advisory firm focused on cost structure analysis and long-term value creation for small and mid-cap companies. PW Partners’ objective is to maximize the value of its portfolio companies by influencing corporate policies. PW Partners has a strong history of creating value through cost structure analysis, enhanced strategic decision making, operational excellence, capital allocation and board involvement. PW Partners is led by restaurant industry veteran, Patrick Walsh, who previously served as a member of the Board from 2014 to 2022.

“We are pleased to welcome PW Partners’ input and recommendations, and we look forward to working with them as we continue to execute on our initiatives to enhance shareholder value,” said Gerald (“Jerry”) W. Deitchle, Chairman of the Board.

On behalf of PW Partners, Mr. Walsh said, “We look forward to working with the Company to reduce non-strategic costs and increase shareholder value. We believe the Company has great potential.”

A copy of the Cooperation Agreement will be included as an exhibit to the Company’s current report on Form 8-K, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Sidley Austin LLP and Elkins Kalt Weintraub Reuben Gartside LLP are serving as legal counsel to the Company. Cadwalader, Wickersham & Taft LLP is serving as legal counsel to PW Partners.

About BJ’s Restaurants, Inc.

BJ’s Restaurants, Inc. is a national brand with brewhouse roots where Craft Matters®. BJ’s broad menu has something for everyone: slow-roasted entrees, like prime rib, BJ’s EnLIGHTened Entrees® including Cherry Chipotle Glazed Salmon, signature deep-dish pizza and the often imitated, but never replicated world-famous Pizookie® dessert. A winner of the 2024 Vibe Vista Award for Best Overall Beverage Program for Multi-Unit Chain Restaurants and the most decorated restaurant-brewery in the country, BJ’s has been a pioneer in the craft brewing world since 1996 and takes pride in serving BJ’s award-winning proprietary handcrafted beers, brewed at its brewing operations in four states and by independent third-party craft brewers. The BJ’s experience offers high-quality ingredients, bold flavors, moderate prices, sincere service, and a cool, contemporary atmosphere. Founded in 1978, BJ’s owns and operates over 200 casual dining restaurants in 30 states. All restaurants offer dine-in, take-out, delivery and large party catering. For more BJ’s information, visit http://www.bjsrestaurants.com.

Forward Looking Statements

Statements used in this news release relating to future plans, or events, are forward-looking statements subject to certain risks and uncertainties. Additional information concerning these and other risks and uncertainties is contained in the Company’s filings with the SEC, including the Annual Report on Form 10-K, and other periodic reports filed with the SEC. The Company has no obligation to publicly update or revise any of the forward-looking statements in this news release.

Investor Relations Contact

For further information, please contact Tom Houdek of BJ’s Restaurants, Inc. at (714) 500-2400.